Exhibit 99.1

INDUSTRIAS BACHOCO ANNOUNCES THIRD QUARTER 2020 RESULTS

Celaya, Guanajuato, Mexico – October 28th, 2020

Industrias Bachoco, S.A.B. de C.V., “Bachoco” or “the Company”, (NYSE: IBA; BMV: Bachoco) announced today its unaudited results for the third quarter (“3Q20”) and first nine months of 2020 (“9M20”) ended on September 30th, 2020. All figures have been prepared in accordance with International Financial Reporting Standard (“IFRS”) and are presented in nominal million Mexican Pesos (“$”).

HIGHLIGHTS 2020

•	Net sales increased 19.5% in 3Q20 and 8.5% in 9M20.
•	SG&A expenses as a percentage of net sales were 8.8% in 3Q20 and 9.4% in 9M20.
•	EBITDA margin was 10.0% for 3Q20 and 6.4% for the 9M20
•	Earnings per basic and diluted share were $1.38 for 3Q20 and $4.93 for 9M20.

CEO COMMENTS

Mr. Rodolfo Ramos Arvizu, Chief Executive Officer of Bachoco, stated: “As economic activities started reactivating, after lockdown measures during the previous quarter, we observed the demand improving, which resulted in a better balance between supply and demand, mainly in Mexico. This allowed us to observe unseasonal good prices for the 3Q20.

The balance between supply and demand, and our strong and diversified participation in the Mexican market, allowed us to reach an increase in total sales of 19.5% for the quarter versus the same period of 2019.

In terms of cost, the depreciation of the Mexican peso vs the U.S dollar, year over year, still had a negative impact during 3Q20 regarding our raw materials value. As a result, our cost of sales increased 18.9% vs the same quarter of 2019.

On the other hand, we managed to keep our SG&A under control. As a percentage of sales, it represented 8.8% over sales vs the 9.8% reported in 3Q19.

Also, during this quarter, we integrated Sonora Agropecuaria to our financial results. Which is a swine processor and distributor with participation in the export market as well.

As a result of the conditions mentioned above, our operating profit for the quarter was $1,484.8 million which is 25.6% higher than the $1,181.8 million reported in 3Q20. In terms of EBITDA, we reported $1,828.2 million in 3Q20 which is 21.4% higher than the $1,505.8 million reported in 3Q19, that is 10.0% and 9.8% of EBITDA margin for each period respectively.

Our quarterly results, combined with our strong financial structure, allowed us to continue with our social responsibility initiatives.

Now more than ever, we are committed with the recovery of the families in need. To do so, we extended our donation program Apoyo de Corazón in coordination with public and private institutions. During the 3Q20 we donated more than 296,000 kilos of chicken which benefited more than 1.2 million people across Mexico. We look forward to keep with this program through the remaining of the year”.

EXECUTIVE SUMMARY

The following financial information is expressed in millions of nominal pesos, except for amounts per share or per ADR, with comparative figures for the same period in 2019.

QUARTERLY RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	3Q20	3Q19	Change
	$	$	$	%
Net Sales	18,292.4	15,312.9	2,979.5	19.5
Net sales in Mexico	13,114.4	10,981.4	2,133.0	19.4
Net sales in the U.S.	5,178.0	4,331.5	846.5	19.5

NET SALES BY SEGMENT
In millions of pesos	3Q20	3Q19	Change
	$	$	$	%
Net Sales	18,292.4	15,312.9	2,979.5	19.5
Poultry	16,226.6	13,879.8	2,346.8	16.9
Other	2,065.7	1,433.1	632.6	44.1

NET VOLUME SOLD BY SEGMENT

In tons			Change
	3Q20	3Q19	Volume	%
Total sales volume:	568,470	550,640	17,830.7	3.2
Poultry	434,272	424,645	9,627.1	2.3
Others	134,198	125,994	8,203.5	6.5

The Company’s 3Q20 net sales totaled $18,292.4 million; $2,979.5 million or 19.5% higher than the $15,312.9 million reported in 3Q19. The increase is a result of better prices in all our main business lines.

In 3Q20, sales of our U.S. operations represented 28.3% of our total sales which is the same level of 3Q19.

GROSS PROFIT
In millions of pesos	3Q20	3Q19	Change
	$	$	$	%
Cost of sales	15,107.6	12,706.5	2,401.1	18.9
Gross profit	3,184.7	2,606.4	578.4	22.2
Gross margin	17.4%	17.0%	-	-

In 3Q20, cost of sales was $15,107.6 million; $2,401.1 million or 18.9% higher than the $12,706.5 million reported in 3Q19. This increase was mainly attributed to higher unit cost in our main business lines mainly as a result of higher raw material costs in peso terms.

The Company´s gross profit in 3Q20 was $3,184.7 million, higher than the gross profit of $2,606.4 million in 3Q19, with a gross margin of 17.4% for 3Q20 vs 17.0% in 3Q19.

Selling, general and administrative expenses (“SG&A”)
In millions of pesos	3Q20	3Q19	Change
	$	$	$	%
Total SG&A	1,600.8	1,497.6	103.2	6.9

Total SG&A expenses in 3Q20 were $1,600.8 million; $103.2 million higher than the $1,497.6 million reported in 3Q19. Total SG&A expenses as a percentage of net sales represented 8.8% in 3Q20 and 9.8% in 3Q19.

other income (expense), net
In millions of pesos	3Q20	3Q19	Change
	$	$	$	%
Other income (expense), net	(99.2)	73.0	(172.2)	(235.8)

This item mainly includes the sale of unused assets as well as hens and other by-products. We record such sales as expenses when the sale price is below the book value of those assets.

In 3Q20, we recorded other expenses of $99.2 million, compared with other income of $73.0 million reported in 3Q19.

OPERATING INCOME
In millions of pesos	3Q20	3Q19	Change
	$	$	$	%
Operating income	1,484.8	1,181.8	303.0	25.6
Operating margin	8.1%	7.7%	-	-

Operating income in 3Q20 totaled $1,484.8 million; $303.0 million higher than the Operating income of $1,181.8 million reported in 3Q19. This represents an operating margin of 8.1% for 3Q20, versus an operating margin of 7.7% in the same period of 2019. The increase in operating income is mainly attributed to higher prices and higher volume sold. This last one, mainly in other segment as a result of the consolidation of Sonora Agropecuaria.

NET FINANCIAL INCOME
In millions of pesos	3Q20	3Q19	Change
	$	$	$	%
Net Financial Income	(267.5)	405.7	(673.2)	(165.9)
Financial Income	(212.9)	486.7	(699.6)	(143.7)
Financial Expense	54.6	81.0	(26.4)	(32.6)

In 3Q20, the Company reported net financial expenses of $267.5 million, compared to a net financial income of $405.7 million reported in the same period of 2019. The decrease is mainly attributed to lower exchange rate gains due to the appreciation of the Mexican peso when compared to the 2Q20.

TAXES FOR THE PERIOD
In millions of pesos	3Q20	3Q19	Change
	$	$	$	%
Total Taxes	359.2	474.4	(115.2)	(24.3)
Income tax	114.5	48.2	66.2	137.3
Deferred income tax	244.7	426.1	(181.4)	(42.6)

Total taxes for the 3Q20 were $359.2 million, which is lower when compared with total taxes of the same period of 2019 as a result of lower income before taxes.

NET INCOME
In millions of pesos	3Q20	3Q19	Change
	$	$	$	%
Net income	858.1	1,113.1	(255.0)	(22.9)
Net margin	4.7%	7.3%	-	-
Basic and diluted earnings per share[1]	1.38	1.85	(0.5)	n/a
Basic and diluted earnings per ADR[2]	16.56	22.23	(5.7)	n/a
Weighted average Shares outstanding[3]	599,823	600,000	-	-

1 In pesos

2 in pesos, one ADR equals to twelve shares

3 In thousands of shares

The net income for 3Q20 was $858.1 million, representing a basic and diluted income per share of $1.38 pesos, compared with a net income of $1,113.1 million, which represented a $1.85 pesos of net income per share in 3Q19. This decrease is mainly attributed to lower net income. Net margin in 3Q20 was 4.7% compared to a margin of 7.3% reported in 3Q19.

EBITDA
In millions of pesos	3Q20	3Q19	Change
	$	$	$	%
Net income	828.0	1,111.3	(283.4)	(25.5)
Income tax expense (benefit)	359.2	474.4	(115.2)	(24.3)
Result in associates	30.1	1.8	28.4	1,611.4
Net finance (income) expense	267.5	(405.7)	673.2	(165.9)
Depreciation and amortization	343.4	324.0	19.4	6.0
EBITDA	1,828.2	1,505.8	322.4	21.4
EBITDA Margin (%)	10.0%	9.8%	-	-
Net revenues	18,292.4	15,312.9	2,979.5	19.5

EBITDA in 3Q20 reached $1,828.2 million representing an EBITDA margin of 10.0%, compared to an EBITDA of $1,505.8 million in 3Q19, with an EBITDA margin of 9.8%.

ACCUMULATED RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	9M20	9M19	Change
	$	$	$	%
Net Sales	50,462.7	46,520.6	3,942.1	8.5
Net sales in Mexico	35,521.9	33,815.4	1,706.5	5.0
Net sales in the U.S.	14,940.8	12,705.2	2,235.5	17.6

NET SALES BY SEGMENT
In millions of pesos	9M20	9M19	Change
	$	$	$	%
Net Sales	50,462.7	46,520.6	3,942.1	8.5
Poultry	45,185.7	41,991.8	3,193.9	7.6
Other	5,277.0	4,528.8	748.2	16.5

NET VOLUME SOLD BY SEGMENT

In metric tons			Change
	9M20	9M19	Volume	%
Total sales volume:	1,711,165	1,679,544	31,621	1.88
Poultry	1,324,924	1,286,960	37,963	2.95
Others	386,241	392,584	(6,343)	(1.62)

During the 9M20, net sales totaled $50,462.7 million; $3,942.1 million or 8.5% more than the $46,520.6 million reported in the same period of 2019.

In 9M20, sales of our U.S. operations represented 29.6% of our total sales, compared with 27.3% in 9M19.

OPERATING RESULTS
In millions of pesos	9M20	9M19	Change
	$	$	$	%
Cost of Sales	43,239.4	38,386.7	4,852.7	12.6
Gross Profit	7,223.3	8,133.9	(910.6)	(11.2)
Total SG&A	4,740.5	4,522.8	217.7	4.8
Other Income (expense)	(311.2)	69.6	(380.9)	(546.9)
Operating Income	2,171.5	3,680.7	(1,509.1)	(41.0)
Net Financial Income	2,036.8	573.3	1,463.5	255.3
Income Tax	1,208.3	1,246.4	(38.2)	(3.1)
Net Income	3,000.0	3,007.5	(7.5)	(0.2)

In the 9M20, the cost of sales totaled $43,239.4 million; $4,852.7 million or 12.6% higher than $38,386.7 million reported in the 9M19.

As a result, we reached a gross profit of $7,223.3 million and a gross margin of 14.3% in 9M20, when compared to $8,133.9 million of gross profit and a gross margin of 17.5% reached in the same period of 2019.

Total SG&A expenses in 9M20 were $4,740.5 million; $217.7 million or 4.8% more than the $4,522.8 million reported in 9M19. In 9M20 total SG&A expenses as a percentage of net sales represented 9.4%, slightly lower when compared to the 9.7% on 9M19.

In 9M20 we had other expenses of $311.2 million, compared with other income of $69.6 million reported in 9M19.

The operating income in 9M20 was $2,171.5 million, which represents an operating margin of 4.3%, a decrease from an operating income of $3,680.7 million and an operating margin of 7.9% in 9M19.

The net financial income in 9M20 was $2,036.8 million, higher when compared to a net financial income of $573.3 million in 9M19.

Total taxes were $1,208.3 million as of September 30th, 2020. These taxes include $617.4 million of income tax and $590.9 million of deferred income taxes. This figure compares to total taxes of $1,246.4 million in 9M19; the increase was mainly attributed to a lower income before taxes.

All the above resulted in a net income of $3.000.00 million or 5.9% of net margin in the 9M20, which represents $4.93 pesos of earnings per share; while in the 9M19 the net income totaled $3,007.5 million, 6.5% of net margin and $5.00 pesos of net income per share.

EBITDA
In millions of pesos	9M20	9M19	Change
	$	$	$	%
Net controlling interest profit	2,959.8	2,998.9	(39.1)	(1.3)
Income tax expense (benefit)	1,208.3	1,246.4	(38.2)	(3.1)
Result in associates	40.2	8.6	31.6	368.5
Net finance (income) expense	(2,036.8)	(573.3)	(1,463.5)	255.3
Depreciation and amortization	1,041.6	963.3	78.2	8.1
EBITDA	3,213.1	4,644.0	(1,430.9)	(30.8)
EBITDA Margin (%)	6.4%	10.0%	-	-
Net revenues	50,462.7	46,520.6	3,942.1	8.5

EBITDA in 9M20 reached $3,213.1 million, representing an EBITDA margin of 6.4%, compared to EBITDA of $4,644.0 million in 9M19, with an EBITDA margin of 10.0%.

BALANCE SHEET

BALANCE SHEET DATA
In millions of pesos	Sep 30, 2020	Dec. 31st, 2019	Change
	$	$	$	%
TOTAL ASSETS	58,051.2	55,702.5	2,348.7	4.2
Cash and cash equivalents	18,240.2	19,182.9	(942.7)	(4.9)
Accounts receivable	4,824.3	3,880.8	943.5	24.3
TOTAL LIABILITIES	14,439.3	15,442.2	(1,002.8)	(6.5)
Accounts payable	4,624.1	5,235.5	(611.4)	(11.7)
Short-term debt	1,070.8	3,440.4	(2,369.6)	(68.9)
Long-term debt	1,473.4	1,488.2	(14.8)	(1.0)
TOTAL STOCKHOLDERS’ EQUITY	43,611.9	40,260.3	3,351.5	8.3
Capital stock	1,174.3	1,174.3	(0.1)	(0.0)

Cash and equivalents as of September 30th, 2020 totaled $18,240.2 million vs $19,182.9 million as of December 31, 2019.

Total debt as of September 30th, 2020 was $2,544.2 million, compared to $4,928.6 million reported as of December 31, 2019.

Net cash as of September 30th, 2020 was $15,696.0 million, compared to net cash of $14,254.3 million as of December 31, 2019.

CAPITAL EXPENDITURES
In millions of pesos	9M20	9M19	Change
	$	$	$	%
Capital Expenditures	1,570.1	1,301.2	268.9	20.7

Total CAPEX for the 9M20 was $1,570.1 million vs $1,301.2 million in 9M19, mainly allocated toward organic growth and productivity projects across all of our facilities.

STOCK INFORMATION

As of September 30, 2020
Total Shares	600,000,000
Total free float	26.75%
Market cap (millions of pesos)	$42,018

Source: Yahoo Finances

SHARE PRICE

SHARE PRICE
	Mexican Stock Exchange			The New York Stock Exchange
	Ticker Symbol: Bachoco			Ticker Symbol: IBA
	In nominal pesos per Share			In U.S. Dollar per ADR
Month	High	Low	Close	High	Low	Close
Sep-20	70.10	68.00	70.03	39.75	36.16	38.29
Aug-20	70.38	65.56	68.43	37.85	34.73	37.55
Jul-20	69.06	63.91	66.18	37.21	34.20	35.87
Jun-20	69.75	65.32	67.08	39.01	34.70	35.17
May-20	69.93	66.18	67.87	36.94	32.85	36.64
Apr-20	69.93	60.81	69.93	35.09	29.80	34.88
Mar-20	71.07	58.76	67.48	44.14	28.67	34.00
Feb-20	75.83	68.57	71.07	48.87	42.67	43.04
Jan-20	82.40	75.01	75.82	52.70	47.78	48.34

ANALYST COVERAGE

Institution	Analyst name	E-mail
ACTINVER	Enrique Mendoza Farias	emendoza@actinver.com.mx
BBVA BANCOMER	Pablo Abraham Peregrina	pablo.abraham@bbva.com
GBM	Miguel Tortolero	matortolero@gbm.com.mx
INTERCAM	Richard Horbach Martinez	rhorbach@intercam.com.mx
INVEX	Giselle Mojica	gmojica@invex.com
JP MORGAN	Ulises Argote	ulises.argote@jpmorgan.com
SANTANDER	Hector Maya López	hmmaya@santander.com.mx

APPENDICES

For reference, some figures have been translated into millions of U.S. dollars (“USD”) using an exchange rate of $22.11 per USD $1.0, which corresponds to the rate at the close of September 30, 2020, according to Mexico’s National Bank.

•	Consolidated Statement of Financial Position
•	Consolidated Statement of Income
•	Consolidated Statement of Cash Flows
•	Derivatives Position Report

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

-Unaudited-

	In U.S. Dollar	September 30,	December 31,
In million pesos	2020	2020	2019*
TOTAL ASSETS	$2,625.6	58,051.2	55,702.5

Total current assets	1,451.3	32,088.4	31,097.2
Cash and cash equivalents	825.0	18,240.2	19,182.9
Total accounts receivable	218.2	4,824.3	3,880.8
Inventories	357.6	7,905.5	6,753.4
Other current assets	50.6	1,118.3	1,280.1

Total non current assets	1,174.3	25,962.8	24,605.2
Net property, plant and equipment	877.9	19,409.8	18,556.6
Other non current Assets	296.4	6,553.0	6,048.6

TOTAL LIABILITIES	$653.1	14,439.3	15,442.2

Total current liabilities	324.2	7,169.0	8,908.1
Notes payable to banks	48.4	1,070.8	3,440.4
Accounts payable	209.1	4,624.1	5,235.5
Other taxes payable and other accruals	66.7	1,474.1	232.2

Total long-term liabilities	328.8	7,270.3	6,534.0
Long-term debt	66.6	1,473.4	1,488.2
Other non current liabilities	50.4	1,115.0	1,141.3
Deferred income taxes	211.8	4,681.9	3,904.5

TOTAL STOCKHOLDERS' EQUITY	$1,972.5	43,611.9	40,260.3

Capital stock	53.1	1,174.3	1,174.3
Commission in shares issued	18.7	414.5	414.5
Retained earnings	1,812.3	40,070.0	37,732.9
Others accounts	75.0	1,658.8	858.2
Non controlling interest	13.3	294.3	80.4

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$2,625.6	58,051.2	55,702.5

*Audited

CONSOLIDATED STATEMENT OF INCOME

Third Quarter Results, ended September 30th:

-Unaudited-

	U.S. Dollar
In millions pesos	2020	2020	2019
Net sales	$827.3	18,292.4	15,312.9
Cost of sales	683.3	15,107.6	12,706.5
Gross profit	144.0	3,184.7	2,606.4
SG&A	72.4	1,600.8	1,497.6
Other income (expenses), net	(4.5)	(99.2)	73.0
Operating income	67.2	1,484.8	1,181.8
Net finance income	(12.1)	(267.5)	405.7
Income tax	16.2	359.2	474.4
Net Income	$38.8	858.1	1,113.1

Non-controlling interest	1.36	30.1	1.8
Net controlling interest profit	37.45	828.0	1,111.3
Basic and diluted earnings per share	0.06	1.38	1.85
Basic and diluted earnings per ADR	0.75	16.6	22.23
Weighted average Shares outstanding1	599,823	599,823	600,000

EBITDA Result	$82.7	1,828.2	1,505.8

Gross margin	17.4%	17.4%	17.0%
Operating margin	8.1%	8.1%	7.7%
Net margin	4.5%	4.7%	7.3%
EBITDA margin	10.0%	10.0%	9.8%

1 In thousands

CONSOLIDATED STATEMENT OF INCOME
Accumulated results, for the six months ended September 30.
-Unaudited-

	U.S. Dollar
In millions pesos	2020	2020	2019
Net sales	$2,282.3	50,462.7	46,520.6
Cost of sales	1,955.6	43,239.4	38,386.7
Gross profit	326.7	7,223.3	8,133.9
Selling, general and administrative expenses	214.4	4,740.5	4,522.8
Other income (expenses), net	(14.1)	(311.2)	69.6
Operating income	98.2	2,171.5	3,680.7
Net finance income	92.1	2,036.8	573.3
Income tax	54.6	1,208.3	1,246.4
Net income	$135.7	3,000.0	3,007.5

Non-controlling interest	1.8	40.24	8.6
Net controlling interest profit	133.9	2,959.8	2,998.9
Basic and diluted earnings per share	0.22	4.93	5.00
Basic and diluted earnings per ADR	2.68	59.2	59.98
Weighted average Shares outstanding1	599,818	599,818	599,973

EBITDA Result	$145.3	3,213.1	4,644.0

Gross margin	14.3%	14.3%	17.5%
Operating margin	4.3%	4.3%	7.9%
Net margin	5.9%	5.9%	6.5%
EBITDA margin	6.4%	6.4%	10.0%

1 In thousands

CONSOLIDATED STATEMENT OF CASH FLOWS
In million of pesos
-Unaudited-

	U.S. Dollar	September 30,
	2020	2020	2019
NET MAJORITY INCOME BEFORE INCOME TAX	$190.3	4,208.3	4,254.0

ITEMS RELATING TO INVESTING ACTIVITIES:	44.1	975.5	343.8
Depreciation and others	59.3	1,312.0	963.3
Income (loss) on sale of plant and equipment	1.2	25.8	(99.1)
Other Items	(16.4)	(362.4)	(520.4)

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	234.5	5,183.9	4,597.8
CASH GENERATED OR USED IN THE OPERATION:	(80.5)	(1,779.4)	(3,238.9)
Decrease (increase) in accounts receivable	(37.5)	(829.4)	489.6
Decrease (increase) in inventories	(58.8)	(1,300.9)	(398.1)
Increase (decrease) in accounts payable	46.9	1,036.1	(2,199.0)
Other Items	(31.0)	(685.2)	(1,131.5)

NET CASH FLOW FROM OPERATING ACTIVITIES	154.0	3,404.4	1,358.9

NET CASH FLOW FROM INVESTING ACTIVITIES	(57.5)	(1,270.8)	(583.1)
Acquisition of property, plant and equipment	(71.0)	(1,570.1)	(1,301.2)
Proceeds from sales of property plant and equipment	5.4	118.7	186.9
Other Items	8.2	180.6	531.2

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN FINANCING ACTIVITIES	96.5	2,133.6	775.7

Net cash provided by financing activities:	(140.1)	(3,098.0)	(992.1)
Proceeds from loans	149.9	3,313.9	4,859.0
Principal payments on loans	(272.9)	(6,033.9)	(4,858.6)
Dividends paid	(35.8)	(791.7)	(840.0)
Other items	18.7	413.8	(152.5)
Net increase (decrease) in cash and equivalents	(43.6)	(964.4)	(216.3)

Cash and investments at the beginning of year	$866.8	19,164.8	18,451.9
CASH AND INVESTMENTS AT END OF PERIOD	$823.2	18,200.4	18,235.6

DERIVATIVES POSITION REPORT

Third Quarter 2020

Thousands of Mexican Pesos, as of September 30, 2020

TYPE OF FINANCIAL INSTRUMENT	OBJECTIVE	NOTIONAL	VALUE OF THE RELATED COMMODITY				REASONABLE VALUE		AMOUNTS DUE BY YEAR	GUARANTIES REQUIRED
			3Q-2020		2Q-2020		3Q-2020	2Q-2020
Forward Vanilla and KO Fwd	Hedge	$ 48,890	$ 22.11		$ 22.96		$ 14,904	$ 25,897	89% in 2021 and 11% in 2021	The deals consider the possibility of margin calls but not another kind of guarantee
Futures for corn and soybean meal	Hedge	$ 264,862	CORN		CORN		$ 31,233	$ 2,944	67% in 2020 and 33% in 2021
			In USD per Bushel		In USD per Bushel
			month	price	month	price
			Sep-20	$ 3.883	Sep-20	$ 3.415
			Dec-20	$ 3.790	Dec-20	$ 3.505
			Mar-21	$ 3.883	Mar-21	$ 3.613
			May-21	$ 3.935	May-21	$ 3.675
			Jul-21	$ 3.973	Jul-21	$ 3.728
					Sep-21	$ 3.668
			Dec-21	$ 3.915	Dec-21	$ 3.730

			SOYBEAN MEAL		SOYBEAN MEAL
			In USD per ton		In USD per ton
			month	price	month	price
			Dec-20	$ 342.8	Aug-20	$ 289.1
			Aug-21	$ 331.3	Sep-20	$ 291.4
			Sep-21	$ 326.1	Oct-20	$ 292.9
			Oct-21	$ 319.9	Dec-20	$ 295.9
			Dec-21	$ 320.1	Jan-21	$ 296.3
			Jan-21	$ 342.1	Mar-21	$ 295.3
			Mar-21	$ 338.5	May-21	$ 294.5
			May-21	$ 334.6	Aug-21	$ 297.3
					Sep-21	$ 297.2
					Oct-21	$ 296.1
Options of Corn	Hedge	$ 81,090	CORN		CORN		$ 7,724	$ 4,496	46% in 2020 and 54% in 2021
			In USD per Bushel		In USD per Bushel
			month	price	month	price
					Sep-20	$ 3.415
			Dec-20	$ 3.790	Dec-20	$ 3.505
			Mar-21	$ 3.883	Mar-21	$ 3.613
					May-21	$ 3.675

Options of soybean meal	Hedge	$ 82,169	SOYBEAN MEAL		SOYBEAN MEAL		$ 9,834	$ 1,571	100% in 2021
			In USD per ton		In USD per ton
			month	price	month	price
					Ago-20	$ 289.1
					Sep-20	$ 291.4
					Oct-20	$ 292.9
					Dec-20	$ 295.9
			Jan-21	$ 342.1	Jan-21	$ 296.3
			Mar-21	$ 338.5	Mar-21	$ 295.3
			May-21	$ 334.6	May-21	$ 294.5
			Jul-21	$ 334.2	Jul-21	$ 296.5

-The total financial instruments do not exceed 5% of total assets as of September 30, 2020.
-The notional value represents the net position as of September 30, 2020 at the exchange rate of Ps. 22.11 per one dollar.
-A negative value means an unfavorable effect for the Company.

Third Quarter 2020
Thousands of Mexican Pesos, as of September 30, 2020								PROBABLE SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY			EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW(3)
		Reference Value (1)
		-2.5%	2.5%	5.0%		-2.5%	2.5%	5.0%
Forward Vanilla and KO Fwd	$ 14,904	$21.55	$ 22.66	$ 23.21	Direct	-$ 27,018	$ 20,110	$ 40,220
		-5%	5%	10%		-5%	5%	10%
Futures of Corn: (2)	$ 24,389	$ 3.601	$ 3.980	$ 4.169	The effect will materialize as the inventory is consumed	$ 13,982	$ 34,796	$ 45,203
Futures of Soybean Meal: (2)		$ 325.7	$ 359.9	$ 377.1
Options for Corn	$ 9,552	$ 3.601	$ 3.980	$ 4.169		$ 4,453	$ 14,652	$ 19,751
Options of Soybean Meal	$ 14,988	$ 325.7	$ 359.9	$ 377.1		$ 8,947	$ 21,029	$ 27,070

(1) The reference value is the exchange rate of Ps. $22.11 per USD as of September 30, 2020.
(2) The reference values are; the future of corn for Dec 2020, $3.7900 USD/bushel and the future of soybeanmeal also for Dec 2020, $342.80USD/ton.
'All the evaluations are performed according with the corresponding future, here only the first month futures are shown.
(3) The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.
-A negative value means an unfavorable effect for the Company.

Third Quarter 2020
Thousands of Mexican Pesos, as of September 30, 2020	STRESS SCENARIO

TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY				EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW
		Reference Value
		-50%	-25%	25%	50%		-50%	-25%	25%	50%
Forward Vanilla and KO Fwd	$ 14,904	$11.05	$16.58	$27.63	$33.16	Direct	-$540,357	-$270,178	$157,973	$315,947

CONFERENCE CALL INFORMATION

The Company will host its third quarter 2020 earnings call, on Thursday, October 29th 2020. The earnings call will take place at 9:00 am Central Time (11:00 am ET).

Toll free in the U.S.: 1 (888) 771-4371

Toll free in Mexico: 001 866 779 0965

A current list of available local and international free phone telephone numbers:

http://web.meetme.net/r.aspx?p=12&a=ULauaiMkmstPAu

Confirmation Number: 49969766

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally. The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and 80 distribution centers in Mexico, and a production complex in the United States. Currently the Company employs more than 28,000 people.

The Company is rated AAA (MEX), the highest rating awarded by Fitch Mexico, S.A. de C.V., and HR AAA which signals that the Company and the offering both have the highest credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management’s current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V., undertakes no obligation to publicly update or revise any forward-looking statement.

IR contact information:
maria.jaquez@bachoco.net
andrea.guerrero@bachoco.net
T. +52(461)618 3555